Salvo, Russell, Fichter & Landau
                           A Professional Corporation

                             510 Township Line Road
                                    Suite 150
                          Blue Bell, Pennsylvania 19422



                                                         Telephone: 215/653-0110
                                                        Telecopier: 215/653-0383
                                  ______________

Stephen  A.  Salvo
ssalvo@salvorussell.com



                                              September 29, 2005



Russell Mancuso, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.  20549

Re:     WorldWater & Power Corp. (formerly known as WorldWater Corp.)
        Post Effective Amendment No. 1 to Registration Statement on Form SB-2 SEC File No. 333-115561

Dear Mr. Mancuso:

     On behalf of WorldWater & Power Corp., we offer to include the following paragraph as a Risk Factor in response to the comments included in your letter of September 20, 2005:

"WE MAY BE IN VIOLATION OF SECTION 5 OF THE SECURITIES ACT AND MAY BE SUBJECT TO RESCISSION RIGHTS.

On April 1, 2004, we entered into a Securities Purchase Agreement with SBI Brightline VIII LLC ("SBI") that obligated SBI to purchase up to 17,000,000 shares of our common stock. As of July 21, 2005, SBI purchased 12,740,740 shares. On July 21, 2005, SBI assigned all of its interests in the Securities Purchase Agreement to Camofi Master LDC, including the obligation to purchase the remaining 4,259,260 shares of common stock (the "Remaining Shares"). The assignment of SBI's interest in the Securities Purchase Agreement, the reduction in price of the Remaining Shares from $0.27 to $0.24 and the subsequent sale of the Remaining Shares to Camofi may have violated Section 5 of the Securities
Act. If a violation of Section 5 occurred, the sale of shares under the Securities Purchase Agreement may be subject to rescission, which event would have a material adverse impact on the financial condition of the Company."


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Please  contact  me  with  any  questions  or  comments.

                                                    Very truly yours,


                                                    /s/ Stephen A. Salvo

                                                    Stephen A. Salvo